Exhibit 99.2

Iraq: TotalEnergies signs major agreements for the sustainable development of the Basra region natural resources

Paris, September 6, 2021 – TotalEnergies, the Iraqi Ministries for oil and electricity, and the country's National Investment Commission have signed, in the presence of the Prime Minister of Iraq, major agreements covering several projects in the Basra region, designed to enhance the development of Iraq's natural resources to improve the country’s electricity supply. Iraq, a country rich in natural resources, is indeed experiencing electricity shortages while it faces a sharp increase in demand from the population.

TotalEnergies, with the support of the Iraqi authorities, on the one hand will invest in installations to recover gas that is being flared on three oil fields and as such supply gas to 1,5 GW of power generation capacity in a first phase growing to 3 GW in a second phase, and, on the other hand, will also develop 1 GWac of solar electricity generation capacity to supply the Basra regional grid.

These agreements include:

•	The construction of a new gas gathering network and treatment units to supply the local power stations, with TotalEnergies also bringing its expertise to optimize the oil and gas production of the Ratawi field, by building and operating new capacities.

•	The construction of a large-scale seawater treatment unit to increase water injection capacities in southern Iraq fields without increasing water withdrawals as the country is currently facing a water-stress situation. This water injection is required to maintain pressure in several fields and as such will help optimizing the production of the natural resources in the Basra region.

•	The construction and operation of a photovoltaic power plant with a capacity of 1 GWp to supply electricity to the grid in the Basra region.

These projects represent a total investment of approximately $10 billion (100% share).

“These agreements signal our return through the front door to Iraq, the country where our Company was born in 1924. Our ambition is to assist Iraq in building a more sustainable future by developing access to electricity for its people through a more sustainable use of the country’s natural resources such as: reduction of gas flaring that generates air pollution and greenhouse gas emissions, water resource management and development of solar energy,” said Patrick Pouyanné, TotalEnergies' Chairman and CEO. “This project perfectly illustrates the new sustainable development model of TotalEnergies, a multi-energy Company which supports producing countries in their energy transition by combining the production of natural gas and solar energy to meet the growing demand for electricity. It also demonstrates how TotalEnergies can leverage its unique position in the Middle East, a region where the lowest-cost hydrocarbons are produced, to gain access to large-scale renewable projects”, he added.

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TotalEnergies in Iraq

In Iraq, TotalEnergies started its activities in the 1920s with the discovery of Kirkuk field. In the 1970s, TotalEnergies brought the Buzurgan and Abu Ghirab fields on stream. The company currently has a 22.5% interest in the Halfaya oil field producing approximately 20,000 barrels per day (TotalEnergies’ share) in 2020.

TotalEnergies sells lubricants in Iraq through distributors on the local retail market. Our affiliate Saft takes part in calls for tender as a subcontractor.

About TotalEnergies

TotalEnergies is a broad energy company that produces and markets energies on a global scale: oil and biofuels, natural gas and green gases, renewables and electricity. Our 105,000 employees are committed to energy that is ever more affordable, clean, reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +44 (0)207 719 7962 l ir@totalenergies.com

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